Exhibit 99.1

April 19, 2018

Mr. James F. Westmoreland

President and CEO

Daybreak Oil and Gas, Inc.

1101 N. Argonne Road

Suite A-211

Spokane Valley, WA  99212

Ref:

Daybreak Oil and Gas, Inc.

Proved (“1P”) Reserve Report – SEC Case

As of February 28, 2018

Dear Mr. Westmoreland

In accordance with your request, PGH Petroleum & Environmental Engineers, LLC (“PGH”, “we”, “our”) has performed an engineering evaluation to estimate proved oil and gas reserves and projected the associated future revenues for certain properties owned by Daybreak Oil and Gas, Inc. (“Daybreak”) interests in select oil and gas properties located in Kern County, California as of February 28, 2018.  This evaluation was prepared for public disclosure by Daybreak in filings made with the United States Securities and Exchange Commission (“SEC”) in accordance with the disclosure requirements set forth in the SEC regulations and is an annual update of evaluated properties.  The assumptions, data and procedures used in the preparation of this report are appropriate for this purpose.  This report was completed on April 19, 2018 and is effective as of February 28, 2018.

As presented in this report, we estimate the net reserves and future net revenue to Daybreak’s interests as follows:

Daybreak Oil and Gas, Inc.

Total Proved Reserves

As of February 28, 2018

	Net Oil, MBbl	Net Gas, MMcf	Future Net Revenue, M$	Present Worth 10%, M$
Proved Producing	109.48	-	2,027.36	1,234.32
Proved Undeveloped	318.59	-	6,361.78	2,013.83
Grand Total	428.07	-	8,389.14	3,248.15

Note: Columns may not add due to rounding.

Projections of the reserves and future net revenue were estimated in accordance with our understanding of the definitions and disclosure guidelines of the SEC contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). A copy of the applicable SEC oil and gas reserve definitions for “Proved” reserves are attached hereto.  Additionally, this report has also been prepared in accordance with the Society of Petroleum Engineers (“SPE”) - Petroleum Resources Management System (“SPE-PRMS”).  Risk factors have not been applied to these estimates.  This report also conforms to our understanding of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by SPE and the Guidelines for Application of Definitions for Oil and Gas Reserves prepared by the Society of Petroleum Evaluation Engineers (“SPEE”).

California Prospects (Kern County):

Ball Prospect

The Ball prospect is the northern most pool and contains two producing wells in the Vedder formation.  In addition to these wells, there are three more locations categorized as proved.  The pool area encompasses approximately 40 Acres and the cumulative production from the producing wells is 25,246 barrels of oil.

Bear Prospect

Nine wells have been completed in the Bear pool and one well the Bear No. 10 was an unsuccessful completion.  All of these wells are producing from the Vedder formation.  In addition to these wells, there are ten more locations categorized as proved.  The pool area conservatively encompasses approximately 62.5 Acres.  The cumulative production for the producing wells is 178,352 barrels of oil.

Black Prospect

The Black pool is located to the South of the Bear pool and contains two producing wells in the Vedder formation.  In addition to the producing wells, there are three more locations which are categorized as proved.  The pool area encompasses approximately 13.4 Acres.  The cumulative production for the producing wells is 36,713 barrels of oil.

Dyer Creek Prospect

The Dyer Creek structure lies between the Bear and the Ball pools and is open to the South.  The Dyer Creek Pool has approximately 23 acres and the cumulative production for the producing well is 11,932 barrels of oil.

Sunday Prospect

The Sunday pool area encompasses approximately 34.6 acres and contains six producing wells along with five proved undeveloped locations.  The cumulative production for the producing wells out of the Vedder formation is 165,775 barrels of oil.

Reserves

The oil reserves shown are expressed in barrels where one barrel equals 42 US gallons.  The California properties evaluated by PGH in this report represent 100 percent of Daybreak’s total net proved reserves as of February 28, 2018.  The California properties represent 100 percent of the total proved developed net liquid hydrocarbon reserves and 100 percent of the total proved undeveloped net liquid hydrocarbon reserves of Daybreak as of February 28, 2018.

Future reserves in this report are based on volumetric calculations (oil in place) and conventional decline curve analysis. The volumetric calculations were based off of well log analysis (reservoir thickness, porosity and water saturation).

The reserves projections in this evaluation are based on the use of available data and accepted industry engineering methods.  Future changes in any operational or economic parameters or production characteristics of the evaluated properties could increase or decrease the reserves.  Unforeseen changes in market demand or allowables set by various regulatory agencies could also cause actual production rates to vary from those projected.

Values for reserves are expressed in terms of future net revenue and present worth of future net revenue.  Future net revenue is defined as revenue that will accrue to the appraised interests from the production and sale of the estimated net reserves after deducting production taxes, ad valorem taxes, direct lease operating expenses and capital costs.  Neither plug and abandonment costs nor salvage was considered in this evaluation.  No estimate of Federal Income Tax has been made in this report.  Present worth is defined as the future net revenue discounted at the rate shown per year, compounded monthly.

As of February 28, 2018, the net remaining 1P reserves were estimated to be 428,067 barrels of oil. This volume represents 100 percent of the total proved reserves of Daybreak. The net present value, discounted at 10%, of the total proved reserves was $3,248,150.

Price Assumptions

Oil

The reserve estimates use oil prices based on the Cushing, OK West Texas Intermediate (“WTI”) Spot Price, for the twelve month period (unweighted arithmetic average of the first day of the month) prior to the ending date of the report (March 2017 – February 2018) resulting in a base price of $52.89 per barrel.

A differential of ($2.60) has been applied to reflect actual commodity sale prices from March 2017 through February 2018 resulting in an average realized price of $50.29 per barrel for the California properties.

It should be emphasized that with current economic uncertainties, fluctuations in market conditions could significantly change the economics of the properties included in this report.

Expenses & Capital Costs

Lease operating expenses are used to establish the economic limit of each property in this report and were not escalated.  Lease operating expenses as well as state and local tax rates were provided by Daybreak.  Future proved undeveloped wells were assigned expenses based on actual lease operating costs for each of the prospect areas.

Capital costs for each well to be drilled and completed in the future were based on a summary provided by Daybreak.  This report assumes that a typical well will cost approximately $350,000 ($375,000 for the Ball Lease) on a gross basis for the remaining proved locations.  The drilling schedule for this report was based on a proposed drilling schedule provided by Daybreak.

Report Qualifications

All reserve estimates herein have been performed in accordance with sound engineering principles and generally accepted industry practice.  As in all aspects of oil and gas evaluations, there are uncertainties inherent in the interpretation of engineering and geologic data and all conclusions and projections contained herein represent the informed, professional judgment of the undersigned.  The reserves may or may not be recovered, and the revenues there from and the cost related thereto could be more or less than the estimated amounts.  Estimates of reserves may increase or decrease as a result of future operations, governmental policies, product supply and demand, and also are subject to revision as additional operating history becomes available and as economic conditions change.

The evaluation of potential environmental liability costs from the operation and abandonment of the properties evaluated was beyond the scope of this report.  In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations and reporting requirements.  Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The operations of Daybreak may be subject to various levels of government controls and regulations.  These controls and regulations may include matters relating to land tenure, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income taxes all of which may be subject to change from time to time.  Such changes in government regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

Data Sources

Daybreak provided basic well information, production data, capital expenses, operating costs, initial test rates and ownership interests which we have accepted as correct.  This data has not been independently verified.  Historical production data was also obtained from public sources such as state regulatory agencies and IHS Energy production data base.  Basic geologic and field performance data together with our engineering work sheets along with digital, hard copy and other pertinent data relating to the properties evaluated will be retained in our files and will be available for review upon request.  We have not inspected or performed well tests on the individual properties in this report.

Independent Evaluation

We do not own an interest in the subject properties.  The employment to make this study and the compensation is not contingent on our estimates of reserves and future income for the subject properties.  We appreciate the opportunity to prepare this report.  If you have any questions regarding this report, please contact the undersigned.

Sincerely,

By /s/  FRANK J. MUSER, P.E.

Frank J. Muser, P.E.

PGH Petroleum & Environmental Engineers, L.L.C.

Texas Engineering License No. 93590

Texas Firm Registration No. F-9137

4